TAM S.A.
TAM Linhas Aéreas S.A.
TAM Capital Inc
c/o TAM S.A.
Av. Jurandir, 856, Lote 4, 1 Andar
04072-000, São Paulo, SP
Brazil
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
October 30, 2007
Attention:        H. Yuna Peng
Division of Corporate Finance
Via Facsimile:  +1 202 772 9202
Re:                   TAM S.A, TAM Capital Inc. and TAM Linhas Aéreas S.A.
Registration Statement on Form F-4 (Registration Numbers: 333-145838,
333-145838-01 and 333-145838-02)
Dear Ms. Peng:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 3:00 p.m., New York City time, on November 1, 2007, or as soon as practicable thereafter.
     We hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Libano Miranda Barroso
Duly authorized on behalf of TAM S.A.
By:	Libano Miranda Barroso
Title:	Director

/s/ Libano Miranda Barroso
Duly authorized on behalf of TAM Capital Inc.
By:	Libano Miranda Barroso
Title:	Director

/s/ Libano Miranda Barroso
Duly authorized on behalf of TAM Linhas Aéreas S.A.
By:	Libano Miranda Barroso
Title:	Director